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                          June 10, 2024

       Scott Pomeroy
       Chief Executive Officer
       XTI Aerospace, Inc.
       8123 InterPort Blvd., Suite C
       Englewood, CO 80112

                                                        Re: XTI Aerospace, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 31, 2024
                                                            File No. 333-279901

       Dear Scott Pomeroy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Matthew
Crispino at 202-551-3456 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Technology
       cc:                                              Blake Baron